

Mail Stop 3561

December 4, 2018

Adeline Gu
Chief Financial Officer
China Recycling Energy Corporation
4/F, Tower C
Rong Cheng Yun Gu Building
Keji 3rd Road, Yanta District
Xi'an City, Shaanxi Province
China 710075

      Re: China Recycling Energy Corporation
             Form 10-K for the Fiscal Year Ended December 31, 2017
             Filed April 13, 2018
             Response Dated October 9, 2018
             File No. 1-34625

Dear Ms. Gu:

      We have reviewed your October 9, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 24, 2018 letter.

Item 8. Financial Statements and Supplementary Data

1. Organization and Description of Business

Erdos TCH – Joint Venture, page F-6

1. We reviewed your response to comment 1. We object to your accounting for this modification. You elected to estimate variable lease payments and include them in your calculation of minimum lease payments, which directly contradicts the definition of

minimum lease payments in ASC 840. Please revise your financial statements accordingly.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products